# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MATTHEWS INTERNATIONAL CORPORATION, CIK 0000063296
CUSIP: 577128101
Title of class of securities: Class A Common Stock, $1.00 par value
Address of issuer's principal executive offices: Two Northshore Center, Pittsburgh, Pennsylvania (PA), 15212-5851
Date of event which requires filing of this statement: 10/20/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-26-032030
Filed by CIK 0000949509

## Reporting persons
- Oaktree Value Opportunities Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,619,685; sole dispositive power 0; shared dispositive power 1,619,685; aggregate amount beneficially owned 1,619,685 (5.19% of the class)
  Comment: The reported percentage is calculated based on 31,213,173 shares of Class A Common Stock ("Common Stock") outstanding as of June 30, 2026, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on August 7, 2026.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,020,171; sole dispositive power 0; shared dispositive power 3,020,171; aggregate amount beneficially owned 3,020,171 (9.68% of the class)
  Comment: The reported percentage is calculated based on 31,213,173 shares of Common Stock outstanding as of June 30, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 7, 2026.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,020,171; sole dispositive power 0; shared dispositive power 3,020,171; aggregate amount beneficially owned 3,020,171 (9.68% of the class)
  Comment: The reported percentage is calculated based on 31,213,173 shares of Common Stock outstanding as of June 30, 2026, as reported on the Issuer's 10-Q filed with the SEC on August 7, 2026.

## Item 1. Issuer
Name of issuer: MATTHEWS INTERNATIONAL CORPORATION
Address of issuer's principal executive offices: Two Northshore Center, Pittsburgh, PA 15212-5851

## Item 2. Person Filing
Name of person filing:
This Statement is filed by the entities listed below, who are collectively referred to herein as the "Reporting Persons":

(i) Oaktree Value Opportunities Fund Holdings, L.P. ("VOF Holdings")
(ii) Oaktree Capital Management, L.P. ("OCM")
(iii) Oaktree Capital Holdings, LLC ("OCH")
Address of principal business office or, if none, residence: 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities include 1,619,685 shares of Common Stock directly held by VOF Holdings and 1,400,486 shares of Common Stock directly held by other funds and accounts also managed by OCM, including: (i) Oaktree London Liquid Value Opportunities Fund (VOF), L.P.; (ii) Boston Patriot Arlington St LLC; and (iii) Oaktree Phoenix Investment Fund, L.P. OCH is the sole managing member of the general partner of OCM. Accordingly, each of OCM and OCH may be deemed to share voting and dispositive power with respect to the reported securities.

The filing of this Statement shall not be deemed an admission of beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of October 20, 2026

## Signatures
- Oaktree Value Opportunities Fund Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (10/20/2026)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (10/20/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (10/20/2026)
Comment: Oaktree Value Opportunities Fund Holdings, L.P., By: Oaktree Value Opportunities Fund GP, L.P. Its: General Partner, By: Oaktree Value Opportunities Fund GP Ltd. Its: General Partner, By: Oaktree Capital Management, L.P. Its: Director